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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: January, 2005
Commission File Number: 000-31815

HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):                               .

EXPLANATORY NOTE

On January 6, 2005, Hydrogenics Corporation issued a press release entitled "Hydrogenics Corporation Succeeds In Bid for Stuart Energy Systems Corporation". A copy of this press release is attached to this report as Exhibit 1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE
Date: January 10, 2005	By:	/s/ JONATHAN LUNDY Name: Jonathan Lundy Title: Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
1.	Press release dated January 6, 2005, entitled "Hydrogenics Corporation Succeeds In Bid for Stuart Energy Systems Corporation."

FOR IMMEDIATE RELEASE

HYDROGENICS CORPORATION SUCCEEDS IN BID FOR
STUART ENERGY SYSTEMS CORPORATION

Offer extended to January 20, 2005

MISSISSAUGA, ONTARIO, January 6, 2005 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) announced today that it has been successful in its offer (the "Offer") to acquire Stuart Energy Systems Corporation (TSX:HHO). 31,382,226 Stuart Energy shares, representing approximately 86% of the issued and outstanding Stuart Energy shares (80% on a fully diluted basis), have been deposited to the Offer. The Offer was made at an exchange ratio of 0.74 Hydrogenics shares for every Stuart Energy share.

Hydrogenics has now declared the Offer for Stuart Energy to be wholly unconditional, and has instructed the Depositary, CIBC Mellon Trust Company, to take up and pay for all the shares deposited to the Offer. Payment to the shareholders who deposited their Stuart Energy shares to the Offer will be made by the Depositary as soon as reasonably practicable.

In order to acquire 90% of the outstanding Stuart Energy shares (as required to effect a compulsory acquisition of the shares not deposited to the Offer), Hydrogenics has extended the Offer to enable those shareholders that have not yet tendered to deposit their Stuart Energy shares to the Offer. The offer, as extended, will now expire at 6:00 p.m. (Toronto time) on January 20, 2005. If less than 90% of the Stuart Energy shares are deposited, Hydrogenics intends to effect a subsequent acquisition transaction to acquire the remaining Stuart Energy shares, as described in the take-over bid circular. Upon completion of the compulsory acquisition or subsequent acquisition transaction, Hydrogenics intends to de-list the Stuart Energy shares from the Toronto Stock Exchange. Shareholders are encouraged to tender their remaining Stuart Energy shares to the Offer as soon as possible to receive prompt payment.

Hydrogenics first announced its intention to make the Offer on November 10, 2004 and it mailed its take-over bid circular to the shareholders of Stuart Energy on or about December 1, 2004.

"This is a historic day for Hydrogenics and Stuart Energy, as we join two of the hydrogen industry's established and highly regarded companies to create a new business platform with the scale and financial strength to compete and grow successfully into the future," commented Pierre Rivard, President and CEO of Hydrogenics. "This acquisition gives us a breadth of capabilities and resources that we previously did not possess," said Rivard. "In addition to expanded market penetration and product diversification, the combination will expand our revenue base and cash reserves considerably, and we expect it will be accretive to earnings, EBITDA and cash flow on a per share basis. The acquisition is consistent with our strategy of nurturing a portfolio of value streams so as to reduce our exposure to a singular product, singular market and singular adoption rate."

The integrated company will be well financed and positioned to pursue its aggressive business plan for global growth. Following the closing of the transaction, Hydrogenics expects to have approximately US$120 million in cash and short-term investments, a lean structure that can grow with increased adoption of hydrogen and fuel cells, an unmatched product portfolio, expanded global reach and an accelerated pathway to profitability. The integrated company also expects to achieve significant synergies in facilities rationalization, production cost, supply chain management, and utilization of existing systems and processes that will drive margin improvement.

ABOUT HYDROGENICS

Hydrogenics Corporation (http://www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The Company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.

ABOUT STUART ENERGY

Stuart Energy Systems Corporation (http://www.stuartenergy.com) is the world's leading developer and supplier of integrated hydrogen infrastructure solutions based on water electrolysis. Stuart Energy integrates its proprietary hydrogen generation technology with products from corporate partners to serve existing and emerging markets for industrial, distributed power generation and transportation applications.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and are subject to changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' registration statement on form F-10 filed with the Securities and Exchange Commission on February 3, 2004 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

For further information: Gary Brandt, Chief Financial Officer of Hydrogenics, +1-905-361-3633, gbrandt@hydrogenics.com; or Melody Gaukel of Ketchum +1-416-544-4906, melody.gaukel@ketchum.com, for Hydrogenics; Wanda Cutler, +1-905-282-7769 or R. Randall MacEwen, +1-905-282-7773, for Stuart Energy Systems Corporation
Web site: http://www.hydrogenics.com
                http://www.stuartenergy.com

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EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX
HYDROGENICS CORPORATION SUCCEEDS IN BID FOR STUART ENERGY SYSTEMS CORPORATION Offer extended to January 20, 2005